                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         ASSISTED LIVING CONCEPTS, INC.

                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    04543M107
                                 (CUSIP Number)

                                    Jeff Head
                             Chief Financial Officer
                             Center Healthcare, Inc.
                            7610 N. Stemmons Freeway
                   Suite 300Dallas, Texas 75247(214) 905-9033

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.                                                      Page 2 of 5 Pages


 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Center Healthcare, Inc.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ ]
       (b)  [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada
--------------------------------------------------------------------------------

                    7      SOLE VOTING POWER
 NUMBER OF                 1,452,794 shares
   SHARES          -------------------------------------------------------------
BENEFICIALLY        8      SHARED VOTING POWER
  OWNED BY                 -0- shares
    EACH           -------------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
   PERSON                  1,452,794 shares
   WITH            -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           -0- shares
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,452,794 shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)  [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.59%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSONS (See Instructions)
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.                                                      Page 3 of 5 Pages

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Healthcare Holdings, Inc. (a wholly owned subsidiary of
      Center Healthcare, Inc.)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
--------------------------------------------------------------------------------

                    7      SOLE VOTING POWER
 NUMBER OF                 1,452,794 shares
   SHARES          -------------------------------------------------------------
BENEFICIALLY        8      SHARED VOTING POWER
  OWNED BY                 -0- shares
    EACH           -------------------------------------------------------------
   REPORTING        9      SOLE DISPOSITIVE POWER
  PERSON                   1,452,794 shares
    WITH           -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           -0- shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,452,794 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)  [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSONS (See Instructions)
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.                                                      Page 4 of 5 Pages


ITEM 1. SECURITY AND ISSUER

As a result of a merger among CLC Healthcare, Inc., Center Healthcare, Inc., and CHMS, Inc., on or about November 12, 2003, the Reporting Person, Center Healthcare, Inc., became the parent corporation of CLC. Please find attached the Merger Agreement as Exhibit 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Not applicable.

                                           SCHEDULE 13D
CUSIP No.                                                      Page 5 of 5 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 31, 2001, Healthcare Holdings, Inc. ("Holdings"), a Nevada corporation that is a wholly owned subsidiary of CLC issued a Promissory Note ("Note") in the principal amount of $7,000,000 in payment for the right to receive from LTC Properties 1,238,076 shares of the Issuer's common stock distributed pursuant to the Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code ("the Plan"). The Note was amended on July 29, 2003 to increase the principal amount to $9,631,917.81 and was further amended on November 11, 2003 to increase the amount to $9,781,917.81. The Note is a full recourse obligation of Holdings and is secured by all of the assets owned now or in the future by Holdings. In certain circumstances that would constitute a default under the Note, LTC Properties would have the right to take possession of all such shares and to dispose thereof. The Note is secured by the 1,452,794 shares of Assisted Living Concepts owned by Holdings.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit No.    Description
         -----------    -----------
              1         Joint Filing Agreement


         Exhibit No.    Description
         -----------    -----------
              2         Merger Agreement


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 2004     Center Healthcare, Inc.
                         a Nevada corporation


                         /s/ JEFF HEAD
                         --------------------------------
                         Jeff Head, CFO



Date: April 23, 2004     Healthcare Holdings, Inc.
                         a Nevada corporation


                         /s/ JEFF HEAD
                         --------------------------------
                         Jeff Head, CFO